ALTA

Alta Global Group Limited

Corporate Presentation

NYSE: MMA



Laura Sanko UFC Commentator | Daniel Cormier 2 Division UFC World Champion

Forward Looking Statements

This presentation may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this presentation that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should carefully read the factors described in the “Risk Factors” section of the Registration Statement to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.


ALTA
TRAINALTA.COM
COACH
PITBULL

ALTA

Round 1: Establishing Distance

"When a fighter feels out their opponent in the early stages of the bout"

Our Thesis

The most valuable company in the MMA vertical will be the one that converts **640 million fans** to participants.

We believe ALTA will be this company



The sector is significant and growing fast, so Alta only need capture a small part of the market to build a very valuable company

+640M GLOBAL FANS OF UFC
*per YouGov 2023

+11.8M TRAINING MARTIAL ARTS AND COMBAT SPORTS IN THE US
*per SFIA Boxing & Martial Arts 2023

$12.6BN ESTIMATED REVENUE FROM MARTIAL ARTS AND COMBAT SPORTS ACADEMIES IN THE US
*per IBIS Sept 2023

+45,000 MARTIAL ARTS AND MMA GYMS IN THE US
*per IBIS Sept 2023

+67,000 ESTIMATED MARTIAL ARTS GYMS IN THE US BY 2025
*per IBIS 2020


SPORF
MMA IS THE FASTEST GROWING SPORT FINANCIALLY IN THE LAST FIVE YEARS
by Ryan Smart January 24, 2022
Bloomberg
Pursuits | Sports
Pro MMA League Looks to Sovereign Funds for New Investments
PFL chairman says foreign investments would be good for sport
League recently lured champion Ngannou away from UFC
ONE
Prime Video Announces New Multi-Year Agreement With ONE Championship For Exclusive Live Coverage Of Martial Arts Events In The US And Canada
VARIETY
Shares of TKO, New Parent Company of WWE and UFC, Climb 2.4% in Stock Market Debut
By Todd Spangler
SBNATION
UFC generated 'record revenues' in 2022 including 'the best sponsorship year ever'
FRONT OFFICE SPORTS
ONE Championship Raises $150M at $1B Valuation
Group ONE Holdings, the parent company of major martial arts platform ONE Championship, has raised $150 million in a funding round.
It reportedly plans to use the money to continue expanding the league outside of Asia.
FLIPBOARD
Saudi Arabia's sports investments spurs explosive growth for MMA in Middle East

We have a simple business model that is CapEx light and highly scalable

Community


Fans
Participants
Platform
Operators
Coaches

At Home



- Exclusive Masterclasses
- Seminars & Events
- Community Interaction

- Subscription Memberships
- Payment Processing
- Gym & Coach Profiles
- Data

In Gym



- Warrior Training Program
- UFC Fight Fit Program
- In Gym Training Pass

ALTA

That solves the key challenges for all sector stakeholders

Fans

- I want skin in the game!
- Monetize my fan knowledge
- On-demand interactions with my idols

Participants

- Right community for me?
- What goals do I want to achieve?
- Who do I trust to guide my journey?



UFC
Platform
COMBAT SPORTS ATHLETE

Gym Operators

- How do I earn more?
- Severely time poor
- Member retention

Coaches

- How do I earn more?
- How can I get more exposure?
- How can I monetize my skills?

We have built iconic partnerships with the most exciting and respected identities in MMA who amplify our brand and drive platform adoption





Brand Ambassadors

We have secured high profile brand ambassadors and investors with 60M+ social media followers to generate even more hype and reach





Authentic Brand Amplification

John Kavanagh | Coach of Conor McGregor Daniel Cormier | Two division UFC Champion Laura Sanko | Fighter and ESPN MMA Broadcaster Eugene Bareman | Coach of Israel Adesanya & Alexander Volkanovski

And we leverage our talent and ambassadors to create viral moments that generate massive organic reach at no / low cost



Social Media Stream

Our Brand Ambassador **Laura Sanko** exclusively interviews **John Kavanagh** post UFC 264 on Alta's Instagram Live Stream following the shock ending to **Conor McGregor's** fight

Direct Viewers

Immediately **7,000+ Live Viewers** see the stream and share this with their friends and contacts Subsequently, the archived stream attracts **over 600,000+ views**

Network Amplification

People and organizations associated with our ambassadors pick up and share the story 2,600+ **reshares via ESPN, BT Sport, Joe Rogan, Ariel Helwani**, MMAJunkie and others

Outcome

Message **viewed by 15 million+** potential participants



Social Media Post

Our Brand Ambassador – **Daniel Cormier** did an Instagram story from his gym, highlighting the Alta participant journey

Direct Engagement

Daniel Cormier's **3.5 million** followers see the story and share with their friends and contacts


dc_mma
2,043
Posts
2.9 M
Followers
901
Following
Daniel "DC" Cormier

Network Amplification

Khabib Nurmagomedov follows Daniel and shares the story with his **34 million** followers


khabib_nurmagomedov
4,285
Posts
30.5 M
Followers
463
Following
Khabib Nurmagomedov

Outcome

Message **viewed by 35 million+** potential participants

ALTA

Our product suite enables participation to occur on a spectrum, with gym & coach subscriptions to be added mid 2024


COACH

Alta Programs / UFC Fit Programs

- US$250-550/mth
- 10-20 week immersive training programs designed by top coaches

Revenue Model - revenue share with gym partners


UFC FIT

In-Gym Training & Coaching

- US$100-125/mth Ability to train off basic gym timetable
- Bundled with community membership

Revenue Model - revenue share with gym partners


KINGS MMA

Academy & Community Online Member

- US$6-$25/mth Exclusive masterclass content
- News feeds and community generated content

Revenue Model - 100% to Alta

In all cases, customers become an Alta Member. We collect 100% of the payments from our members, then pay our gym and coaching partners to deliver in-gym training and Alta Programs

Our platform has a simple user journey to attract, engage, monetize and retain


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View Classes by Discipline
Mixed Martial Arts
Brazilian Jiu Jitsu
Wrestling
Muay Thai
Boxing
View Classes by Alta Experts
Daniel Cormier
Ariel Tabak
Richy Walsh


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Current Membership:
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Alta Academy Membership: Community Premium
$39.99 billed Monthly
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Membership downgrades will take effect next billing cycle. Upgrades will be immediate.
Upgrades:
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$39.00 / Monthly
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Upgrades:
Online Social Premium
$39.00 / Monthly
You'll gain access to:
Online Instructional Courses from the world best coaches
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In Gym Basic
$190.00 / Monthly
You'll gain access to:
Online Instructional Courses from the world best coaches
Train In-Gym 2 days per week
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Login	**Engage**	**Discover**	**Personalize**	**Monetize**	**Retain**
On any device	Global Community Wall	Local gym community & coach discovery	Which local gym community & coach is best for me?	What are my membership options?	What are my subscription options?

And we will continue to innovate to provide our members with attractive products and experiences



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Utilizing web experiences, native applications, dashboards and wearables, ALTAs end-to-end ecosystem will digitally enable and engage Fans, Participants, Coaches and Gyms

Why gym operators and coaches partner with Alta

Online & In-Gym Training

Gyms and coaches partner with Alta to access to our proprietary programs and exclusive online content.

Trusted Partner

Alta is a trusted partner to some of the highest profile coaches and martial arts academies globally.

New Revenue

We generate millions of dollars of new revenue for the martial arts community through our proprietary products and training experiences.

Payments & Utilities

Gyms and coaches utilize our platform to support the ongoing management of their gym including payments, timetable management and membership administration.

Not a Franchise

We partner with existing gyms and coaches, leveraging their expertise and facilities to attract and service new Alta members.



- Laura Sanko UFC Commentator and ALTA Ambassador
"I'm so excited to see ALTA really start to takeoff here in the United States. Partnering with UFCFit & UFCGym means that many more people will experience the transformative power of MMA training!"
ALTA

The growth and success of our platform is perfectly aligned to delivering utility to the gym owner and coach


More Gyms
More Coaches
More Talent
More Participants

Importantly, growing sector participation benefits all stakeholders through increased revenues and more customers

Our US expansion strategy is refined from our key learnings to date

Playbook Learnings

Implement learnings from the US, AUS, NZ, UK & IRE growth to date.

Data Driven Approach

Prioritize cities with > 1m population and have a concentration of martial arts academies.

Establish Key Partnerships

Through data and key relationships, bring on influential gyms and coaches in each new region to build scarcity.

Revenue Generation

Launch Alta Programs with key partners as the "trojan horse" in each new region to activate the marketing and content flywheel.

We also have a global Leadership Team with deep sector and capital markets expertise to execute on our plan



Nick Langton
Founder & CEO

25+ years experience in capital markets, wealth advisory and technology startups as a founder, CEO, private capital investor and non executive director. BEc, GradDip Fin



John Kavanagh
Co-Founder

Acclaimed as one of the world's greatest martial arts coaches, Founder of SBG Ireland, Head Coach to superstar Conor McGregor and World MMA Coach of the Year 2017. BEng



James Fleet
Co-Founder & Chief Technology Officer

20+ years experience as a technology executive, CEO and cofounder. Built and led Australia's largest consumer appliances marketplace and insurance comparison platform.



Neale Java
Chief Financial Officer

15+ years experience in capital markets, finance and strategy, and scaling and building technology companies with rapidly evolving strategies. BEng, MFin, MBA, GAICD.



Jonathan Hart
Alta Director & Company Secretary

20+ years experience in corporate advisory and corporate law specializing in growth, debt and equity financing, across a broad range of industry sectors. Cross border experience. LLB, BCom



Rich Chou
Vice President, North America

20+ years experience in combat sports, including executive roles at Bellator, Strikeforce and Elite XC. One of the most admired and influential identities in MMA. BBus



Tanya Langton
Head of Operations

25 years experience in capital markets and asset management as an analyst and portfolio manager. A business founder and experienced operations executive. BSc, GradDip Fin



Peter Jarmain
Chief Marketing Officer

28+ years experience in sports marketing, Peter led marketing at the National Rugby League, Fox Sports and Football Federation of Australia. Peter's other sports marketing experience includes F1, Olympic Games, AFL and V8 Supercars.

Independent Board Members and Advisors



Vaughn Taylor
Alta Chairman

Global Investment Professional, board member of a number of leading global growth companies, ex-CIO of AMB Capital Partners.



Hugh Williams
Alta Director

Independent Director and Managing Director at Pitt Street Capital, formerly Goldman Sachs and Citigroup Global Markets.



Todd Ruppert
Advisory Board

Global Investment Professional, ex CEO and President of T Rowe Price Global Investment Services, ex Venture Partner of Greenspring Associates.



Andy Stewart
Advisory Board

Global Investment Professional, Industry Partner of Motive Partners, ex Co- CEO Blackrock Alternative Investments, ex Head of Alternatives Credit Suisse.

Round 2: Forward Pressure

"The moment the more aggressive combatant starts taking control of the fight"

We have amassed a substantial user base with strong digital engagement

15M MONTHLY VIEWS

5M SOCIAL MEDIA FOLLOWERS

530K USER PROFILES

TOP3 RANKED FOR MMA IN GLOBAL SEARCH

450K MONTHLY USER ENGAGEMENTS

10,000 PUBLISHED ATHLETE PROFILES

2,700 PUBLISHED GYM PROFILES


UK / Ireland & Europe
Active Territory
USA & Canada
Active Territory
Continental Europe
Regional Partner Identified
Middle East & Asia
Regional Partner Identified
Mexico
Regional Partner Identified
Australia & NZ
Active Territory

(i) As at November 2023 (actuals) across TrainAlta.com, MixedMartialArts.com and Steppen.

Over the last 8 months, we have significantly expanded our Platform through product innovation, footprint growth and strategic M&A

July 2023

- Launched Alta Academy for Online Training
- Launch of Community Memberships
- Launch of Modular Memberships for Participants & Gyms
- Launch of Gym Channels on Community Platform
- Enterprise UFC Fit MMA Program Pilot Finale
- Acquired assets of Mixed Martial Arts LLC, an independent MMA Media Company
- Acquired assets of Steppen Pty Ltd, a fitness technology company
- International Gym Footprint expands with first gym profiles claimed in United Arab Emirates & Japan
- Ticketing services for live Alta Community events and seminars

February 2024

We have aggressively grown our Published and Active Gym footprint

Our focus in the next 12 months is to further **accelerate footprint growth** simultaneous with increasing Active Gyms servicing Alta Members



3,376
2,186
149
July 2023
3,844
2,557
221
September 2023
4,191
2,829
379
November 2023
4,427
3,020
544
January 2024
Database
Published
Active *

Active Gym Footprint by Region



North America
Aus / NZ
Europe
Middle East

ALTA

* Active Gyms represent gyms that have claimed their profile on the Alta Platform and agreed to the Terms and Conditions of the Alta Platform.

We have built a significant database of athlete profiles, potential content creators and tutorial libraries

5,645+	9,870+	3,500+
Potential content creators profiles	Professional and amateur fighter profiles	Tutorial videos

(i) As at November 2023 (actuals) across TrainAlta.com, MixedMartialArts.com and Steppen.

In late 2023, we completed two transformational acquisitions and we will target other strategic M&A opportunities in 2024 and beyond

MIXEDMARTIALARTS.COM

Mixedmartialarts.com (October 2023)

- An influential player in MMA digital media, offering a novel platform for fans, practitioners and enthusiasts of the sport. Owner of www.mixedmartialarts.com and www.mma.tv.
- Over 260,000 forum accounts, more than 350,000 monthly sessions and over 5 million followers across Facebook.
- With focused investment in technology and user engagement, there is considerable potential to revitalize and grow the platform's user base and revenue streams.

Steppen

Steppen (September 2023)

- Steppen is a dynamic fitness app designed to inspire, guide, and support users on their fitness journey.
- Over 395,000 downloads, predominantly in the US and a database of over 270,000 users.
- We plan to continue Steppen App's operations and integrate key aspects of its proprietary technology, while optimizing content and services for users to accelerate monetization.

We have proven our Warrior Training Programs deliver strong actual "per program" unit economics across hundreds of programs globally

24 x **$1,004** > **US$24k Gross Revenue per program** / **US$10k Net Revenue per program**

Average participants per program

Average gross revenue per participant

As at January 2024, we have over 500 Active Gyms globally that have claimed their profile and signed T&C's on the Alta Platform.

(i) Economics stated above are based on average actual operating data for the last 3 fiscal years to 30 June 2023, with 120 programs and 2,914 participants
(ii) above are on a USD basis, applying a conversion rate of 1.49 USD/AUD.

Building on our proven unit economics from the Alta Programs, we have launched new membership tiers to extract higher potential revenues per Active Gym

2	15	30	60
Target Alta Programs p.a. per Active Gym	Target Alta Members Training in each Active Gym p.a.*	Target Alta Members signed up to the Alta Academy*	Target Alta Members signed up to the Alta Community*
$48k p.a. target gross revenue (1)	$27k p.a. target gross revenue (2)	$9k p.a. target gross revenue (3)	$4k p.a. target gross revenue (4)
41% Target Margin	15-20% Target Margin	70-80% Target Margin	80-90% Target Margin

US$ 88,000 p.a

Target Gross Revenue Potential per Active Gym

As at January 2024, we have over 500 Active Gyms globally that have claimed their profile and signed T&C's on the Alta Platform.

Notes - *New membership tier launched in October 2023 (1) assumes Each Active Gym runs 2 Alta Programs p.a. based on 3-year historical per-program unit economics, (2) assumes each Active Gym has 15 Alta Members training at US$150 / mth / member, (3) Assumes each Active Gym has 30 Members signed up to the Alta Academy at US$25 / mth / member, (4) assumes each Active Gym has 60 Members on the Alta Community at US$6 / mth / member.

Round 3: Finish the Fight

“Don’t leave it in the hands of the judges”

Over the next 12 months we will focus on the following growth initiatives

- Monetize Embedded Revenue in Existing Gym Footprint
- Increase Active Gym Footprint
- Regional Expansion
- Expand Content Library and Channels
- New Product Releases

Historical Financial Summary

- Cashflow from operations was (US$3.74m) and (US$5.85m) in FY23 and FY22 respectively. [1]
- There were significant non-cash and one-off expenses of US$9.9 million and US$0.9 million in FY23 and FY22 respectively (refer below).
- Our platform is built, with our focus on gym footprint growth and extracting embedded target revenue from within our Active Gym footprint.

Financial Summary (USD) [1]	2023	2022
Total Revenue	1,034,427	682,647
Total Expenses	(14,898,562)	(8,807,516)
Net Loss before Income Tax as per Financial Statements	(13,864,135)	(8,124,870)

Significant Non-Cash Expenses [2]	2023	2022
Share Based Payments	1,592,140	1,122,491
Depreciation and amortization	242,330	189,128
Convertible notes issued in lieu of payments for service	420,300	-
Capitalized Interest relating to convertible notes	3,010,595	1,590,372
Fair value movement in derivative liability relating to convertible notes	4,624,688	(1,996,535)
Total	**9,890,053**	**905,456**

(1) The income Statement for 2023 has been converted into U.S. Dollars at an average rate of 0.6731 AUD/USD for the year ended June 30, 2023, as quoted by the Federal Reserve Bank of New York. The income Statement for 2022 has been converted into U.S. Dollars at an average rate of 0.7256 AUD/USD for the year ended June 30, 2022. as quoted by the Federal Reserve Bank of New York.
(2) Refer to Note 18 of the FY23 Consolidated Financial Statements.

Balance Sheet Pro Forma

As of June 30, 2023

Consolidated Balance Sheet Data (USD) [1]	Actual	Pro Forma As Adjusted [2]
Cash and cash equivalents	2,430,735	7,340,305
Total current assets	4,005,862	8,915,431
Total assets	**4,747,010**	**9,970,889**
Total current liabilities	18,394,316	1,764,319
Total liabilities	**25,186,683**	**2,454,229**
Total equity	**(20,439,673)**	**7,516,661**

(1) The Balance Sheet has been converted into U.S. dollars at freely floating rate of 0.6565 AUD/USD as quoted by the Federal Reserve Bank of New York on December 12, 2023.
(2) On a Pro Forma As Adjusted basis after giving effect to the recently completed initial public offering including (i) the conversion of outstanding convertible notes into 4,616,026 Ordinary Shares on December 31, 2023 and March 27, 2024, and (ii) the sale of 1,300,000 Ordinary Shares in the recently completed initial public offering.

Cap Table

Ordinary Shares Pre-IPO [1]	10,267,686
Options (WAEP: US$2.96) [2]	1,597,641
RSU's [3]	630,729
Fully Diluted Shares Outstanding	**12,496,056**

(1) A total of 8,967,686 ordinary shares are locked up for a minimum of 6 months from the date of the recently completed initial public offering, with directors and officers locked up for twelve (12) months and other pre-IPO shareholders locked up for six (6) months.
(2) WAEP of Options on Issue assumes a freely floating rate of 0.6565 AUD/USD as quoted by the Federal Reserve Bank of New York on December 12, 2023.
(3)RSU's issued to directors and officers, management and ambassadors under the EIP.

We Believe Alta is the next Category Killer!

Sector Tailwinds

Multi-billion-dollar revenue opportunity in the fast growing MMA market.

Partnerships

Existing partnerships with reputable coaches and gym owners, including UFC Gym.

Team and Investors

Best in Class team, high-profile investors and ambassadors with deep sector trust and credibility to execute strategic plan.

Mergers and Acquisitions

Disciplined and strategic M&A will compliment Organic Growth and the build out of the ecosystem.

Highly Scalable Platform

Our platform is cap-ex light and genuinely solves for our customers pain points.

First Mover & Proven Unit Economics

Proven Unit Economics plus substantial embedded revenue opportunities across our existing footprint.


ALTA
ALTA